Exhibit 99.1

Bitdeer Reports Unaudited Financial Results for the Second Quarter of 2023 and Operational Update

SINGAPORE – August 11, 2023 – Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for the cryptocurrency mining community, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “During the second quarter of 2023, our total revenues increased by 5% year over year to $93.8 million, demonstrating the resilience of our unique business model and our strategic execution capabilities. At the same time, we continued to advance our initiatives to bolster and grow our business, as we delivered year-over-year increases in aggregate electrical capacity and total hash rate under management. On the infrastructure front, we forged ahead with our efforts to expand our global footprint and diversify our operations. Our 100MW mining datacenter in Bhutan is in the process of power-on testing, and the mining machines are beginning stable operation. In addition, we recently commenced construction of a 175MW immersion cooling datacenter at our Tydal mining facility in Norway, which is expected to be completed in 2025.”

“In line with our dedication to creating additional value for our shareholders, we introduced a share repurchase program of up to US$1,000,000. Bolstered by our prudent operational and infrastructure investments, we are excited about the opportunities ahead, and confident that we are well-positioned to meet demand for our services and drive long-term growth.”

The majority of the Company’s revenue is derived from its three distinct business lines:

•	Self-mining[1] refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.

•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Financial Highlights

•
Total revenue was $93.8 million in the second quarter of 2023, compared to $89.2 million in the corresponding period of 2022, primarily due to the increased self-mining hash rate which led to an increase in revenue generated from the self-mining business, and the increased hosting capacity which led to an increase in revenue generated from hosting services. These increases were partially offset by a decrease in revenue generated from Cloud Hash Rate.

1 Self-mining formerly known as “Proprietary mining” as disclosed in the Company’s most recent annual report on Form 20-F and registration statement on Form F-4.

•
Net loss was $40.4 million in the second quarter of 2023, compared to a net loss of $15.6 million in the corresponding period of 2022. Net loss in the second quarter of 2023 was primarily caused by the listing fee of $33.2 million related to the completed transaction with Blue Safari Group Acquisition Corp. in April 2023, and share-based payment expenses of $9.6 million. Net loss in the second quarter of 2022 was primarily driven by share-based payment expenses of $19.3 million.

•
Adjusted profit was $2.3 million in the second quarter of 2023, compared to $3.6 million in the corresponding period of 2022. Adjusted profit/(loss) is a non-IFRS financial measure and is used by the Company as a supplemental measure to review and assess the Company’s operating performance and is defined as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2.

•
Adjusted EBITDA was $18.7 million in the second quarter of 2023, compared to $21.8 million in the corresponding period of 2022. Adjusted EBITDA is a non-IFRS financial measure and is used by the Company as a supplemental measure to review and assess the Company’s operating performance and is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share-based payment expenses under IFRS 2.

•	Cash and cash equivalents were $130.2 million as of June 30, 2023.

Operational Highlights

Metrics	Three months ended June 30,
	2023	2022
Total hash rate under management (EH/s)	18.8	10.5
- Proprietary hash rate	6.2	4.2
• Self-mining	3.8	2.1
• Cloud Hash Rate	1.6	2.1
• Delivered but not yet energized	0.8	-
- Hosting	12.6	6.3
Mining machines under management	199,000	119,000
- Self-owned	70,000	54,000
- Hosted	129,000	65,000
Aggregate electrical capacity (MW)	795	522
Bitcoin mined (self-mining only)	758	521

•	Total hash rate under management, which consists of proprietary hash rate and hosting hash rate, was 18.8 EH/s as of June 30, 2023.

•	Proprietary hash rate was 6.2 EH/s as of June 30, 2023, with 4.6 EH/s allocated to the Company’s self-mining business and 1.6 EH/s to its Cloud Hash Rate business.

•	Hosting hash rate was 12.6 EH/s as of June 30, 2023.

•
Self-mining business mined 758 Bitcoins in the second quarter of 2023, representing a 45.5% increase as compared to 521 Bitcoins in the corresponding period of 2022, due to the increase in hash rate allocated to the Company’s self-mining business.

•
Mining machines under management was approximately 199,000 ASIC mining machines, including approximately 70,000 of the Company’s own mining machines for its self-mining business and Cloud Hash Rate business, and approximately 129,000 mining machines for its hosting business.

•
Aggregate electrical capacity was 795MW across five mining datacenters as of June 30, 2023, representing a 52.3% increase from 522MW as of June 30, 2022. The Company also has another 100MW of capacity under construction in Bhutan and 175MW under construction in Norway as of June 30, 2023. The datacenter to be constructed in Bhutan is expected to commence operations in the third quarter of 2023, and the expansion to the Company’s Tydal mining facility in Norway is expected to be completed in 2025.

•	Total power usage was approximately 1,136,000 MWH across the Company’s five mining datacenters in the second quarter of 2023.

•	Average cost of electricity was approximately $41/MWH in the second quarter of 2023.

•	Average miner efficiency was 33.4 J/TH as of June 30, 2023.

Financial Results

	Three months ended June 30,
	2023	2022
Revenue by business line (US$’000)
Self-mining	21,563	17,647
Cloud Hash Rate	18,023	34,907
General Hosting	27,767	30,786
Membership Hosting	23,948	-
Other	2,515	5,838
Total revenue (US$’000)	93,816	89,178
Cost of revenue (US$’000)
Electricity cost in operating mining machines	(49,672)	(35,097)
Depreciation	(18,352)	(14,969)
Share-based payment expenses	(1,145)	(2,119)
Other	(8,490)	(9,350)
Total cost of revenue (US$’000)	(77,659)	(61,535)
Gross profit (US$’000)	16,157	27,643

Revenue

Total revenue was $93.8 million, compared to $89.2 million in the corresponding period of 2022.

•	Self-mining revenue was $21.6 million, compared to $17.6 million in the corresponding period of 2022, primarily due to the increase in self-mining hash rate during the quarter.

•	Cloud Hash Rate revenue was $18.0 million, compared to $34.9 million in the corresponding period of 2022, primarily due to changes in the amount of active Cloud Hash Rate orders.

•
General Hosting revenue was $27.8 million, compared to $30.8 million in the corresponding period of 2022, primarily because the capacity of general hosting was modestly lower in the second quarter of 2023 compared to the same period of 2022.

•
Membership Hosting revenue was $24.0 million, compared to nil in the corresponding period of 2022, primarily due to revenue generated from the Company’s North America mining datacenter, which began to deliver capacity in the second half of 2022.

Cost of Revenue

Cost of revenue was $77.7 million in the second quarter of 2023, compared to $61.5 million in the corresponding period of 2022, primarily due to an increase in electricity and depreciation costs attributable to the expansion of the Company’s mining datacenters.

Gross Profit

Gross profit was $16.2 million in the second quarter of 2023, representing a 17.2% gross margin, compared to $27.6 million, or a 31.0% gross margin, in the corresponding period of 2022.

Operating Expenses

The sum of below operating expenses in the second quarter of 2023 was $24.8 million, as compared to $33.1 million in the corresponding period of 2022.

•	Selling expenses were $1.9 million, compared to $2.5 million in the corresponding period of 2022, primarily due to decreases in share-based compensation to sales personnel.

•
General and administrative expenses were $16.5 million, compared to $21.9 million in the corresponding period of 2022, primarily due to decreases in share-based compensation and staff costs to general and administrative personnel.

•
Research and development expenses were $6.4 million, compared to $8.7 million in the corresponding period of 2022, primarily due to decreases in share-based compensation to research and development personnel.

Net Loss

Net loss was $40.4 million, compared to a net loss of $15.6 million in the corresponding period of 2022.

Adjusted Profit (Non-IFRS)

Adjusted profit was $2.3 million, compared to $3.6 million in the corresponding period of 2022.

Adjusted EBITDA (Non-IFRS)

Adjusted EBITDA was $18.7 million, compared to $21.8 million in the corresponding period of 2022, primarily due to an increase in electricity costs, partially offset by the increase in revenue and gain on fair value change of financial assets, and the decrease in loss on foreign currency transactions.

Liquidity

As of June 30, 2023, the Company held $130.2 million in cash and cash equivalents, as compared to $173.9 million as of March 31, 2023. Use of cash included prepayment to mining fleets suppliers of $19.7 million and payment for mining datacenter construction of $19.3 million.

Recent Developments

On July 8, 2023, the Company announced that it had begun construction of a 175MW immersion cooling datacenter in Tydal, Norway (the “Tydal Datacenter”). The expansion of the Tydal Datacenter is expected to be completed in 2025.

Construction of the Company’s Gedu mining datacenter in Bhutan (the “Gedu Datacenter”) has been completed, and the Company is currently conducting power-on testing. As of August 11, 2023, the majority of newly-purchased mining machines for the Gedu Datacenter had been delivered, and approximately 18,000 mining machines were running stably.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States and Norway. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Use of Non-IFRS Financial Measures

In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2. The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with IFRS.

The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of loss for the relevant period to adjusted EBITDA and adjusted profit, for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	US$	US$	US$	US$
	(in thousands)

Adjusted EBITDA
Loss for the periods	(40,360)	(15,607)	(49,827)	(25,194)
Add：
Depreciation and amortization	18,934	15,106	36,223	29,251
Income tax (benefit)/ expenses	(1,835)	2,506	(2,807)	7,975
Interest (income)/ expense, net	(741)	583	(1,385)	1,729
Listing fee	33,151	-	33,151	-
Share-based payment expenses	9,554	19,251	21,847	54,425
Adjusted EBITDA	18,703	21,839	37,202	68,186

Adjusted Profit
Loss for the periods	(40,360)	(15,607)	(49,827)	(25,194)
Add：
Listing Fee	33,151	-	33,151	-
Share-based payment expenses	9,554	19,251	21,847	54,425
Adjusted Profit	2,345	3,644	5,171	29,231

Unaudited Consolidated Statements of Financial Position

	As of June 30,	As of December 31,
	2023	2022
	US$	US$
	(in thousands)
ASSETS
Cash and cash equivalents	130,203	231,362
Cryptocurrencies	10,336	2,175
Trade receivables	15,440	18,304
Amounts due from a related party	308	397
Mining machines	47,295	27,703
Prepayments and other assets	129,711	59,576
Financial assets at fair value through profit or loss	33,486	60,959
Restricted cash	9,477	11,494
Right-of-use assets	59,754	60,082
Property, plant and equipment	139,336	138,636
Investment properties	34,387	35,542
Intangible assets	5,064	322
Deferred tax assets	4,216	4,857
TOTAL ASSETS	619,013	651,409

LIABILITIES
Trade payables	16,483	15,768
Other payables and accruals	29,913	22,176
Amounts due to a related party	127	316
Income tax payables	562	657
Deferred revenue	155,572	182,297
Borrowings	29,988	29,805
Lease liabilities	70,665	70,425
Deferred tax liabilities	7,239	11,626
TOTAL LIABILITIES	310,549	333,070

NET ASSETS	308,464	318,339

EQUITY
Share capital*	-	-
(Accumulated deficit)/ retained earnings	(43,024)	6,803
Reserves	351,488	311,536
TOTAL EQUITY	308,464	318,339
*After giving the effects of the reverse recapitalization completed in April 2023.

Unaudited Consolidated Statements of Operations and Comprehensive Loss

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	US$	US$	US$	US$
	(in thousands)

Revenue	93,816	89,178	166,403	179,619
Cost of revenue	(77,659)	(61,535)	(136,754)	(110,622)
Gross profit	16,157	27,643	29,649	68,997
Selling expenses	(1,879)	(2,457)	(4,315)	(6,303)
General and administrative expenses	(16,467)	(21,943)	(32,471)	(52,686)
Research and development expenses	(6,433)	(8,659)	(12,727)	(19,743)
Listing fee	(33,151)	-	(33,151)	-
Other operating expenses	(995)	(2,709)	(100)	(2,791)
Other net gain	1,468	18	1,608	1,130
Loss from operations	(41,300)	(8,107)	(51,507)	(11,396)
Finance expenses	(895)	(4,994)	(1,127)	(5,823)
Loss before taxation	(42,195)	(13,101)	(52,634)	(17,219)
Income tax benefit / (expenses)	1,835	(2,506)	2,807	(7,975)
Loss for the period	(40,360)	(15,607)	(49,827)	(25,194)
Other comprehensive loss
Loss for the period	(40,360)	(15,607)	(49,827)	(25,194)
Other comprehensive income for the period
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements	21	-	9	-
Other comprehensive income for the period, net of tax	21	-	9	-
Total comprehensive loss for the period	(40,339)	(15,607)	(49,818)	(25,194)

Loss per share
Basic	(0.36)	(0.14)	(0.45)	(0.23)
Diluted	(0.36)	(0.14)	(0.45)	(0.23)
Weighted average number of shares outstanding (thousand shares)
Basic	110,916	108,681	109,805	108,681
Diluted	110,916	108,681	109,805	108,681

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056